Exhibit 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended January 31,	Nine Months Ended January 31,	Twelve Months Ended April 30,
	2012	2012	2011	2010	2009	2008	2007

Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(24,034)	$(27,856)	$(27,921)	$(13,807)	$(65,871)	$(14,655)	$(29,905)
Noncontrolling interests	—	—	—	—	—	—	—
Loss (income) from equity method investments	6,383	10,163	4,096	2,690	2,157	6,077	(1,051)
Impairment of equity method investment	10,680	10,680	—	—	—	—	—
Distributed income of equity method investees	—	—	—	—	—	—	—
Fixed charges	12,150	35,945	48,676	46,411	35,673	35,721	30,704
Less: interest capitalized	(51)	(396)	(1,078)	(349)	(214)	(1,275)	(1,116)
Earnings	$5,128	$28,536	$23,773	$34,945	$(28,255)	$25,868	$(1,368)

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$11,528	$33,897	$45,912	$44,375	$33,840	$33,282	$28,533
Estimate of interest within rental expense	571	1,652	1,686	1,687	1,619	1,164	1,055
Interest capitalized	51	396	1,078	349	214	1,275	1,116
Fixed charges	$12,150	$35,945	$48,676	$46,411	$35,673	$35,721	$30,704

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(7,022)	$(7,409)	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(32,072)

Fixed charges from above	$12,150	$35,945	$48,676	$46,411	$35,673	$35,721	$30,704
Preferred stock dividends	—	—	—	—	—	—	5,579
Combined fixed charges and preferred stock dividends	$12,150	$35,945	$48,676	$46,411	$35,673	$35,721	$36,283

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(7,022)	$(7,409)	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(37,651)